Armada Acquisition Corp. II

1760 Market Street, Suite 602

Philadelphia, PA 19103

January 31, 2025

VIA OVERNIGHT COURIER AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Armada Acquisition Corp. II

Draft Registration Statement on Form S-1

Submitted December 23, 2024

CIK No. 0002044009

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter dated January 21, 2025 (the “Comment Letter”), in respect of Armada Acquisition Corp. II’s (“us”, “our” or the “Registrant”) Draft Registration Statement on Form S-1, filed with the Commission on December 23, 2024 (the “Registration Statement”).

The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the comment number set forth in the Comment Letter. For your convenience, the comments have been reproduced below, together with our responses.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and is confidentially submitting an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrant’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Draft Registration Statement on Form S-1

Cover Page

1.

Staff’s comment: Please state whether the redemptions will be subject to any limitations, such as the $5,000,001 net tangible asset requirement and for shareholders holding more than 20% of the shares sold in the offering. See Item 1602(a)(2) of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Amendment.

2.

Staff’s comment: Please revise to indicate percentage of the additional membership interests to be issued at a nominal price to the non-managing sponsor investors as compared to the total amount of the founder shares.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Amendment.

3.

Staff’s comment: We note the disclosure on the cover page and elsewhere that in connection with a business combination or extension of the time period to complete a business combination, public shareholders may “redeem their shares ... at a per share price ... equal to the aggregate amount then on deposit in the trust account, including interest earned thereon (which interest shall be net of taxes payable and permitted withdrawals, and up to $100,000 of interest income to pay liquidation expenses), divided by the number of then issued and outstanding Class A ordinary shares....” Please advise why you would allocate funds from the trust for liquidation expenses in the event of a business combination or extension and how such provision is consistent with Nasdaq Rule IM-5101-2(d), which says “public Shareholders voting against a business combination must have the right to convert their shares of common stock into a pro rata share of the aggregate amount then in the deposit account (net of taxes payable and amounts distributed to management for working capital purposes).”

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 31-37, 99, 105, 118, 121, 126-127, 147, 154-155 and 184 of the Amendment.

Summary, page 1

4.

Staff’s comment: We note Amada Acquisition Corp. I successfully completed its business combination with Rezolve AI Limited in August 2024. Please briefly indicate the recent stock price of Rezolve AI Limited.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 3 and 98 of the Amendment.

Sponsor Information, page 7

5.	Staff’s comment: Please describe the extent to which the conversion of the working capital loans may result in a material dilution of the purchasers’ equity interests.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 9 of the Amendment.

6.

Staff’s comment: Please discuss whether there are any limitations to the extensions you may seek for conducting a business combination, including with respect to the number of extensions. In addition, please expand your disclosure to discuss the consequences to the SPAC sponsor of not completing an extension of the business combination deadline. See Item 1602(b)(4) of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 6 of the Amendment.

Risk Factors, page 46

7.

Staff’s comment: We note numerous exceptions to the transfer restrictions by the sponsor on page 111. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise. Address the consequences of such removal to the company’s ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 83 of the Amendment.

Dilution, page 95

8.

Staff’s comment: We note your assumption that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing that you may seek in connection with an initial business combination. Please expand your disclosure to highlight that you may need to issue additional securities as you seek an initial business combination for the reasons set forth on page 60 including because of the size of your initial business combination.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 95 of the Amendment.

Proposed Business, page 103

9.

Staff’s comment: We note that you will pay Armada Sponsor II LLC $30,000 for office space, administrative and shared personnel support services. Please describe your office property. Refer to Item 102 of Regulation S-K. Also, it appears the address of your principal executive offices on the facing page of your registration statement is that of a law firm. Please clarify.

Response: The Registrant respectfully acknowledges the Staff’s comment has revised the disclosure on page 8 and 110 of the Amendment. The Registrant respectfully advises the Staff that the address of our principal executive office is also the office of Doug Lurio’s law firm.

Sponsor Information, page 109

10.	Staff’s comment: Please disclose whether the interests in the sponsor may be transferred to third parties. Add risk factor disclosure, as applicable.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 83 of the Amendment.

Management, page 138

11.

Staff’s comment: We note your disclosure that Armada Acquisition Corp. I successfully completed its business combination with Rezolve AI Limited in August 2024. Please disclose any extensions and redemption levels in connection with an extension and/or business combination and the financing needed for the such transactions. See Item 1603(a)(3) of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 98 of the Amendment.

12.

Staff’s comments: Please identify each of the entities to which your executive officers, directors and director nominees currently have fiduciary duties or contractual obligations. Also, briefly describe the fiduciary duties of each of your officers and directors to such other entities. See Item 1603(c) of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 145 of the Amendment.

Conflicts of Interest, page 144

13.

Staff’s comment: Please disclose in this section the conflicts of interest relating to repayment of loans and reimbursements of expenses in the event you do not complete a deSPAC transaction. Also, disclose here that in the event you do not consummate a business combination within the completion window, and unless the time for you to consummate a business combination has been extended, the founder shares, the private placement shares and the private placement warrants (and the shares into which they are exercisable) will expire worthless. Disclose the potential conflicts of interest arising from the ability to pursue a business combination with a company that is affiliated with the Sponsor or members of your management team. See Item 1602(b)(7) of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 144 of the Amendment.

14.

Staff’s comments: Please reconcile your statement on page 144 that the fiduciary duties or contractual obligations of your officers or directors could materially affect your ability to complete the initial business combination with your statements on pages 135 and 144 that you not believe the fiduciary duties or contractual obligations of your directors or officers will materially affect your ability to complete the initial business combination.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 144 of the Amendment.

15.

Staff’s comments: Please reconcile the statement on page 144 that if any of your officers or directors becomes aware of a business combination opportunity which is suitable for one or more entities to which he or she has fiduciary, contractual or other obligations or duties, he or she will honor these obligations and duties to present such business combination opportunity to such entities first with the language in the first paragraph on page 145 that each of your officers and directors has agreed to present to your company for your consideration, prior to presentation to any other entity, any suitable business opportunity.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 144 of the Amendment.

Certain Relationships, page 149

16.

Staff’s comment: We note your disclosure regarding investments by non-managing members in the sponsor and that the sponsor shall issue additional membership interests at a nominal purchase price to such non-managing members. Please disclose the persons who may have direct and indirect material interests in the sponsor, as well as the nature and amount of their interests. See Item 1603(a)(7) of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that this information is not yet known. The Registrant will update the disclosure once the information is available.

Description of Securities, page 152

17.

Staff’s comment: We note that the exclusive forum provision relating to your warrants appears to apply to claims under the Securities Act 1933. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 157 of the Amendment.

Notes to Financial Statements

2. Summary of Significant Accounting Policies

Warrant Instruments, page F-10

18.

Staff’s comment: We note you intend to account for the warrant instruments as equity classified. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the private placement warrants. As part of your analysis, please address whether there are any terms or provisions in the private placement warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure on page 23, that “[t]he private placement warrants are identical to the public warrants, except that such warrants: (i) will not be redeemable by us and (ii) may be exercised for cash or on a cashless basis, as described in this prospectus, so long as they are held by our Sponsor or any of its permitted transferees.”

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 23 of the Amendment to remove such clause as such clause is not presented in the warrant agreement.

* * *

We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact Penny Minna at (410) 580-4228 should you have any questions concerning this letter or require further information.

Very truly yours,

/s/ Stephen Herbert
Stephen Herbert
Chief Executive Officer
Armada Acquisition Corp. II

cc:	Penny Minna, Esq.

DLA Piper LLP (US)